Jesse E. Gary Associate General Counsel

        January 7, 2011

        BY ELECTRONIC TRANSMISSION

        United States Securities and Exchange Commission
        Division of Corporation Finance
        100 F Street, N.E.
        Washington, D.C. 20549-0510F
        Attention:    H. Roger Schwall, Assistant Director
              John Lucas, Staff Attorney

Re:	Century Aluminum Company Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 16, 2010 Definitive Schedule 14A Filed April 21, 2010 File No. 1-34474

        Ladies and Gentlemen:

 Century Aluminum Company, a Delaware corporation (the “Company”) hereby submits the following responses to the comments in the letter from H. Roger Schwall, Esq. of the Staff (the “Comment Letter”) dated December 30, 2010 with respect to the above-referenced Form 10-K (referred to herein as the “10-K”) and Definitive Schedule 14A (referred to herein as the “Proxy Statement”).  Set forth below are the Staff’s comments followed by the Company’s responses to the comments. The numbering of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff. The Staff’s comments are italicized.

        Form 10-K for the Fiscal Year Ended December 31, 2010

        General

1.
Please correct your commission file number on the cover of your periodic and current filings to read 1-34474, which was assigned in conjunction with your filing of the Form 8-A registration statement on September 29, 2009.

                   Response:  The Company confirms that it will include commission file number 1-34474 on the cover of all of its future periodic and current filings.

Century Aluminum Company 2511 Garden Road Bldg. A, Suite 200 Monterey, CA 93940

831-642-9300 Phone 831-642-9328 Fax

                                    U.S. Securities and Exchange Commission
        January 7, 2011

        Definitive Proxy Statement Filed April 21, 2010

        Related Party Transactions with Glencore, page 17

2.
We note your disclosure regarding transactions with Glencore International AG.  Please expand such disclosure to quantify the dollar value of the amounts involved in the transactions with Glencore, as required by Item 404(a) of Regulation S-K.

      Response: The Company notes the following disclosure included on page 111 of the Company’s 10-K quantifying the dollar value of the amounts involved in transactions with Glencore in 2009:

Year Ended December 31, 2009
Net sales to Glencore	$230,909,000
Cash premium to Glencore for put option contracts	$7,228,000
Purchases from Glencore	$37,683,000
Glencore’s participation in common stock offerings	$59,590,000

The Company confirms that it will include similar disclosure quantifying the dollar value of the amounts involved in transactions with Glencore in future filings, including the Company’s 2011 proxy statement, as required by Item 404(a) of Regulation S-K.

                            In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        U.S. Securities and Exchange Commission
        January 7, 2011

      Should you have any questions or comments relating to this letter, kindly contact the undersigned at 831-642-9300.

       Sincerely,

                           /s/ Jesse E. Gary

       Jesse E. Gary
       Associate General Counsel